

02034614

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

May 10, 2002



Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Maximum Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

SUPPL

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 4, 2002:

A. Copies of news releases issued during the relevant period.

B. Copies of BC Forms 53-901F (formerly Forms 27) filed with the British Columbia Securities Commission and Alberta Securities Commission.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY





PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

PER:

GWEN WEGNER
Paralegal

Enclosures

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

March 28, 2002

Trading Symbol: MVI
12g3-2(b): 82-3923

SHARE CONSOLIDATION APPROVED

Maximum Ventures Inc. is pleased to announce that at its Annual General Meeting held earlier today Douglas Brooks, Hugh Burnett and Leeta Drinovz were re-elected as Directors of the Company. Mr. Brooks is the President of the Company.

Also at the Annual General Meeting, members approved a 1 for 4 or, alternatively, a 1 for 2 consolidation of the Company's share capital and the change of its name to Consolidated Maximum Ventures Inc. or such other name as the Board of Directors may approve.

The share consolidation and change of name are subject to acceptance for filing by the Canadian Venture Exchange.

MAXIMUM VENTURES INC.

per: 
Douglas B. Brooks, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

April 22, 2002

Trading Symbol: MVI
12g3-2(b): 82-3923

PRIVATE PLACEMENT

Maximum Ventures Inc. (the "Company") announces that it has agreed to a private placement of its securities to raise $100,000 which will consist of the sale of 2,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis. All securities will be subject to a one-year hold period.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

MAXIMUM VENTURES INC.



per:
Douglas B. Brooks, President

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

April 29, 2002

Trading Symbol: MVI
12g3-2(b): 82-3923

PRIVATE PLACEMENT

Maximum Ventures Inc. (the "Company") announces that it has agreed to a private placement of its securities to raise up to $200,000 which will consist of the sale of up to 2,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis.

The proceeds of the private placement will be used for general corporate purposes.

A finder's fee may be payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

MAXIMUM VENTURES INC.

per: 
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

April 30, 2002

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. (the "Company") has recently announced two private placements through which it plans to raise up to a total of $300,000.

The Company was declared inactive on November 15, 2000 and has filed a reactivation plan with the Canadian Venture Exchange. The Company has until May 16, 2002 to achieve compliance with TSX Venture Exchange tier maintenance requirements, failing which trading in the Company's shares may be halted or suspended.

The Company is actively negotiating a property acquisition as part of its reactivation, however, there is no guarantee that the Company will be successful in acquiring a property interest prior to the deadline, or at all.

MAXIMUM VENTURES INC.

per: 
Douglas B. Brooks, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

March 1, 2002

Item 3. Press Release

Press Release dated March 1, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces filing of interim financial statements and financial results.

Item 5. Full Description of Material Change

The Issuer announces that its unaudited interim financial statements for the period ended December 31, 2001 have been filed. During the three months ended December 31, 2001, the Issuer incurred a net loss of $22,589 (0.004 per share), as compared to a loss of $98,336 (0.01 per share) for the period ended December 31, 2000. The decrease in net loss was due primarily to a decrease in administrative expenditures.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of March, 2002.



Douglas B. Brooks, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

March 28, 2002

Item 3. Press Release

Press Release dated March 28, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces the re-election of Directors at its Annual General Meeting and approval by members of a share consolidation and name change.

Item 5. Full Description of Material Change

The Issuer is pleased to announce that at its Annual General Meeting held earlier today Douglas Brooks, Hugh Burnett and Leeta Drinovz were re-elected as Directors of the Issuer. Mr. Brooks is the President of the Issuer.

Also at the Annual General Meeting, members approved a 1 for 4 or, alternatively, a 1 for 2 consolidation of the Issuer's share capital and the change of its name to Consolidated Maximum Ventures Inc. or such other name as the Board of Directors may approve.

The share consolidation and change of name are subject to acceptance for filing by the Canadian Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of April, 2002.



Douglas B. Brooks, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 22, 2002

Item 3. **Press Release**

Press Release dated April 22, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer announces that it has agreed to a private placement of its securities to raise $100,000 which will consist of the sale of 2,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis. All securities will be subject to a one-year hold period.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of April, 2002.



Douglas B. Brooks, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 29, 2002

Item 3. **Press Release**

Press Release dated April 29, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer announces that it has agreed to a private placement of its securities to raise up to $200,000 which will consist of the sale of up to 2,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis.

The proceeds of the private placement will be used for general corporate purposes.

A finder's fee may be payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of April, 2002.



Douglas B. Brooks, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 30, 2002

Item 3. **Press Release**

Press Release dated April 30, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer gives an update on its status.

Item 5. **Full Description of Material Change**

The Issuer has recently announced two private placements through which it plans to raise up to a total of $300,000.

The Issuer was declared inactive on November 15, 2000 and has filed a reactivation plan with the Canadian Venture Exchange. The Issuer has until May 16, 2002 to achieve compliance with TSX Venture Exchange tier maintenance requirements, failing which trading in the Issuer's shares may be halted or suspended.

The Issuer is actively negotiating a property acquisition as part of its reactivation, however, there is no guarantee that the Issuer will be successful in acquiring a property interest prior to the deadline, or at all.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of April, 2002.



Douglas B. Brooks, President